FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           For the month of June 2006

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On June 5, 2006, the Registrant announced that it filed a draft preliminary prospectus with Israel Securities Authority for possible public offering in Israel. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date: June 5, 2006                                   By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

                   TOWER SEMICONDUCTOR FILES DRAFT PRELIMINARY
                PROSPECTUS WITH ISRAEL SECURITIES AUTHORITY FOR
                       POSSIBLE PUBLIC OFFERING IN ISRAEL

MIGDAL HAEMEK, Israel - June 5, 2006 - Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM), a pure-play independent specialty foundry, announced today that it is contemplating a public offering of securities in Israel and that it has filed a draft preliminary prospectus with the Israel Securities Authority and the Tel-Aviv Stock Exchange.

The structure of the offering, the securities to be offered and the amount the Company may seek to raise have not been determined, but may include ordinary shares, convertible debentures and warrants. Any such decisions will be made by the Company's Board of Directors should it decide to proceed with a public offering of the Company's securities.

The draft preliminary prospectus contemplates that the offering there under will be made in Israel to Israeli residents only and will not be open to investors from other countries. Any public offering in Israel is subject to the final approval of Tower's Board of Directors and to the publishing of a final prospectus with the approval of the Israel Securities Authority. In accordance with the laws of the State of Israel, a copy of the draft prospectus will not be made available to the public until a permit for the publication thereof, if sought by the Company, is issued by the Israel Securities Authority.

The securities which may be offered will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company's securities.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below standard and specialized process technologies and has a current capacity of up to 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com

CONTACT:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com